Filed by AvalonBay Communities, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: AvalonBay Communities, Inc.
Commission File No.: 001-12672

On June 18, 2026, Benjamin W. Schall, Chief Executive Officer and President of AvalonBay Communities, Inc. (“AvalonBay”), sent the below FAQs to employees of AvalonBay:

Associate FAQ

AvalonBay Communities & Equity Residential Merger of Equals

Updated: Current as of 6.18.26

DO NOT SHARE WITH OTHERS OUTSIDE OF AVALONBAY

NEW

1. When will associates learn the status of their role, and how will that be communicated?

We are committed to making organizational decisions as quickly and thoughtfully as possible.

•	For corporate and regional roles, we are committed to updating you on the status of your post-closing role by mid-August. At that time, you will know whether you will have a role at the combined company, if your role is still being determined, or if your role will not be part of the new organization, either immediately at closing or after a period of time. As we’ve shared, severance will be offered to associates whose positions will not be part of the new organization.

•	For regional leadership and field management roles — the layer between corporate and on-site — decisions will be made as part of the organizational planning process. Some of those decisions will fall within the timeline for corporate and regional roles, with status updates by mid-August. Others may take longer as we finalize the combined regional structure.

•	For on-site property operations and centralized operations teams, we do not anticipate significant role changes at closing. Any changes to these roles will come later, as we begin operating as a combined company.

•	For field construction teams, we also do not anticipate significant role changes at closing.

Decisions will be communicated directly to associates before they are shared more broadly. Managers will be informed before their teams so they can support their people through the process.

Associate FAQ

AvalonBay Communities & Equity Residential Merger of Equals

Updated: Current as of 6.18.26

2. How will talent decisions be made, and what will the selection process look like?

Organizational decisions will not be made unilaterally by individual managers.

The process will involve multiple levels of review, cross-functional input, and oversight from HR and current executive leadership from both companies to ensure that decisions are based on the needs of the combined organization and the qualifications of the individuals involved. We are committed to a process that is as objective and consistent as possible.

3. What should associates focus on during the integration planning period?

Until closing, both companies continue to operate independently, and our day-to-day work continues. A successful integration depends on both organizations continuing to perform at a high level throughout this period. If you are working on longer-term initiatives or planning cycles, or have a specific decision or project where you're unsure whether to proceed, please bring it to your manager or business unit leader.

4. If I am offered a role in the combined company that I choose not to accept, am I still eligible for severance?

Generally, no. Eligibility for merger-related severance depends on the specific circumstances of each situation, but unless the role requires a relocation to another region or results in a material reduction of base salary or wages, merger-related severance would generally not apply. If you have questions about your specific situation, please reach out to your HR contact.

5. How will the two cultures come together, and will associates have a role in shaping the new culture?

Yes, associates will have a role in shaping the new culture. We are committed to building the combined culture intentionally, with input from teams across both organizations.

Listening sessions, surveys, and other engagement opportunities will likely be part of that process. More details will be shared as integration planning progresses.

Associate FAQ

AvalonBay Communities & Equity Residential Merger of Equals

Updated: Current as of 6.18.26

UPDATED

6. How is the integration being managed?

The Integration Management Office, or IMO, is the team responsible for leading and coordinating the work of building the new company. The IMO is led by:

•	Melissa Dulski, SVP, Associate General Counsel — AvalonBay

•	Claudio Moreno, SVP, Treasurer – Equity Residential

•	Dave Alagno, SVP, Human Resources — AvalonBay

•	Tanya Foster, VP, Human Resources Transformation — Equity Residential

•	Kurt Hesser, SVP, Finance — AvalonBay

•	Taylor Robertson, VP, Financial Planning & Analysis — Equity Residential

The IMO will oversee multiple integration planning workstreams comprised of cross-functional teams that assess how both companies operate today, identify best practices, and make recommendations about how the combined company should be structured and run. The IMO does not make decisions unilaterally. Its role is to coordinate the work, ensure decisions are made thoughtfully and on time, and keep both organizations informed as the integration progresses.

The goal is to bring the two organizations together thoughtfully, protect the resident experience, and make decisions that reflect the best of both companies.

7. What is the timing for the new company name and how will it be decided?

The new company name will be announced before or at closing. Naming a company of this scale is a significant decision, and we are approaching it carefully with a combined team from AvalonBay and Equity Residential and in partnership with a trusted brand and creative agency. We expect to involve associates in the naming process, and details will be shared in the coming days.

Associate FAQ

AvalonBay Communities & Equity Residential Merger of Equals

Updated: Current as of 6.18.26

OTHER QUESTIONS & ANSWERS

8. What was announced on May 21?

AvalonBay and Equity Residential have announced an agreement to combine in an all-stock merger of equals to create a new company. This merger brings together two organizations with long-term track records of owning, developing, and operating apartment communities for the long term.

This is an important milestone, but it is also the beginning of a process. The combination is subject to shareholder approval and is expected to be complete in 2H 2026, and is subject to customary closing conditions, including the approval of shareholders of both companies. Until then, our day-to-day work and commitment to serving our residents continues as normal.

9. What is Equity Residential?

Equity Residential is a similarly sized public company (NYSE:EQR) that owns, develops, and manages apartment communities across the U.S. Our complementary strengths will create a new and fundamentally stronger company — one with differentiated capabilities, scale, and balance sheet strength to enhance the resident experience, redefine leadership in rental housing, and support our ability to grow and succeed together.

10. Why are the companies coming together?

We are confident that the combination creates a fundamentally stronger company that will be better positioned to do more of what we already believe in: creating more housing, building on the investments we already make in our communities and properties, and supporting our teams with stronger systems, tools, and resources.

By combining complementary portfolios, operating platforms, and financial strength, the company will have greater scale and flexibility to grow responsibly, reinvest locally, and attract talent and capital over the long term.

Associate FAQ

AvalonBay Communities & Equity Residential Merger of Equals

Updated: Current as of 6.18.26

11. What is an all-stock merger of equals?

This merger is a strategic transaction to combine two similarly sized companies. AvalonBay stockholders will receive 2.793 Equity Residential shares for each share of AvalonBay stock they own (the “exchange ratio”). This transaction structure is intended to provide shareholders of both companies the opportunity to participate in the growth potential of this combination.

12. Why wasn't this shared earlier when there was speculation about a possible transaction?

We understand this question, and it's a fair one. There is often market speculation about potential transactions involving many companies, including ours. Until an agreement is reached and approved, it would have been inappropriate for us to comment.

Once the agreement was signed, we moved quickly to communicate with you. We are committed to communicating openly and consistently as decisions are made and this process moves forward.

13. What does this mean for me today?

We know you will have questions about job security, role changes, compensation, benefits, and other important aspects of your work. No changes are happening immediately as a result of the announcement. AvalonBay and Equity Residential will continue to operate as two separate companies until the transaction closes, and we do not expect any prospective changes resulting from the merger to take place until after the closing of the transaction. As with any merger, integration planning will take time, and decisions will be made along the way. Any future changes will be:

•	Thoughtfully considered

•	Communicated clearly and directly

•	Shared as early as possible once decisions are made

Your day-to-day responsibilities remain the same and we ask that you continue to focus on what you do best — serving residents, supporting your team, and contributing to the success of the organization.

Associate FAQ

AvalonBay Communities & Equity Residential Merger of Equals

Updated: Current as of 6.18.26

14. What does this mean for associates over time?

Bringing our organizations together creates the potential for meaningful benefits for our people over time. This includes more capacity to invest in technology, training, and tools that support the work you do every day, and a stronger, more resilient organization that can continue investing in its people and properties.

We know you will have questions about changes to your day-to-day responsibilities, reporting structure, compensation, benefits, or position eliminations. At this stage, we do not have specific answers about how this transaction will impact individual roles.

However, as in any transaction like this, there may be overlaps in job functions that may result in the loss of jobs, or job duties may change as we move to a combined organization structure.

The integration of the AvalonBay and Equity Residential teams will be reviewed and solidified over the coming months in anticipation of the closing of the merger. Until then, it is business as usual, and all of AvalonBay’s policies and practices will continue in the ordinary course.

15. Will the associate housing discount continue?

No changes will be made to the existing housing discount prior to closing. There are plans for the combined company to also offer an associate housing discount. The specific terms are still being finalized, and we will communicate details directly to associates as soon as they are available. We understand how much this benefit means to many of you and are committed to sharing more as quickly as we can.

16. What happens to my equity awards?

Restricted stock awards and stock options will convert into Equity Residential restricted share awards and options (with an adjusted strike price) based on the same exchange ratio used in the merger agreement, and your existing vesting schedule will remain unchanged.

As part of the merger structure, Equity Residential is deemed the “parent company,” which is why existing AvalonBay equity awards will convert into Equity Residential shares. This is a technical requirement of how the transaction is structured and does not reflect the standing or contributions of either organization. The transaction remains a merger of equals and Equity Residential will adopt a new name at closing.

Associate FAQ

AvalonBay Communities & Equity Residential Merger of Equals

Updated: Current as of 6.18.26

17. Will my years of service carry over to the new company? Will it impact intermission eligibility or accrued PTO and sick time?

Associate tenure and years of service will be recognized by the combined company.

We are actively working through the details of how intermission and other long-service benefits will be treated for the combined company. We understand this is important for those approaching eligibility milestones and are committed to communicating directly as soon as decisions are made.

Existing PTO and sick time balances will carry over at closing. Following closing, the combined company will reevaluate PTO and sick time policies as part of the broader benefits integration. Details will be shared as decisions are finalized.

18. What will happen to the AvalonBay ESPP?

The existing offering period under the AvalonBay 1996 Non-Qualified Employee Stock Purchase Plan will continue in effect, except that (i) participation following the date of the merger agreement is limited to existing associates who participated as of May 20, 2026, (ii) participants may not increase payroll deductions or purchase elections from those in effect as of May 20, 2026, and (iii) outstanding rights under the AvalonBay ESPP will be automatically exercised on the earlier of the last day of the current offering period and the day immediately prior to the closing of the merger.

After the end of the current offering period, no new offering periods will commence and the AvalonBay ESPP will terminate immediately prior to the closing of the merger.

Following the merger, the combined company expects to offer ESPP benefits. Additional details will be provided when available.

19. Will there be a severance plan?

Yes, while decisions about position eliminations or role changes have yet to be made, severance will be available for associates who are involuntarily terminated because of the merger. Severance is designed to support associates during a transition period and recognize their contributions to the organization. Merger-related severance benefits, developed with the support of a third-party consultant based on market practices, will vary based on level and tenure, reflecting differences in responsibilities and career progression, while also recognizing longer-term contributions to the company. The plan provides a range of severance by level, expressed in weeks of pay, which includes base salary and target cash bonus where applicable, and includes additional weeks of pay based on tenure.

Associate FAQ

AvalonBay Communities & Equity Residential Merger of Equals

Updated: Current as of 6.18.26

Additional program details will be provided to people managers to communicate to their teams. We are committed to treating everyone with respect and transparency throughout this process.

20. Will the merger affect compensation and associate benefits?

There are no immediate changes to your compensation and benefits prior to the closing of the merger. Your existing health, dental, vision, and other benefit plans remain in effect as-is until closing.

Leading up to closing, we will evaluate existing programs carefully, and the combined company will offer a competitive benefits program. We will share details on the post-closing combined benefits package and enrollment timing as they are finalized.

21. What happens to my 2026 bonus?

The existing AvalonBay and Equity Residential incentive plans for 2026 remain in effect through closing.

Achievement for the individual component of annual bonuses will be determined as of closing and, for a closing in 2026, will be fixed at that time for the full-year.

Achievement for non-individual bonus components (i.e., corporate and business unit) will be determined as of closing for the portion of the year up to closing. If the merger closes prior to year end, achievement for these components for the post-closing portion of 2026 will be determined using a framework being developed jointly by both companies but achievement for the post-closing portion of the year be the greater of achievement as of closing or achievement during the post-closing period. More details will be shared as that framework is finalized.

Associate FAQ

AvalonBay Communities & Equity Residential Merger of Equals

Updated: Current as of 6.18.26

Payment of the 2026 bonus is subject to continuing employment through the normal payment date in early 2027. In the case of involuntary termination of employment that qualifies for merger-related severance, an associate will be entitled to a prorated bonus for the portion of the bonus period during which the associate was employed, subject to execution of a customary release.

22. When can I start reaching out to my counterparts at Equity Residential?

Until the transaction closes, AvalonBay and Equity Residential will continue to operate as separate, independent companies. We know many of you are eager to meet your future colleagues, and that enthusiasm is exactly the spirit we want to carry into this combination. However, until the transaction closes, both companies are legally required to continue operating independently, which means associates may not initiate outreach to or share information with Equity Residential associates outside of approved integration planning channels.

Integration teams from both companies are actively being established, and we are building structures for broader connection over time. If you are contacted by someone at Equity Residential or are unsure about a specific interaction, check with your manager or legal team before engaging.

That means associates should not begin outreach to or share information with Equity Residential associates unless explicitly directed through approved integration channels. Nonpublic or competitively sensitive information must not be shared except through specifically approved channels with restrictions on further distribution to comply with antitrust laws.

Any conversations outside the normal course of business must be approved in writing by AvalonBay’s legal team.

23. How will I continue to hear updates?

We are committed to sharing updates as the integration progresses. As decisions are made, you can expect more information through town halls, manager-led conversations, future FAQs, and other resources. You can also visit www.rentingredefined.com for ongoing information about the transaction.

As always, you can submit questions through the anonymous feedback form or raise them directly with your manager or HR contact.

Not every question can be answered immediately, but our goal is to be as transparent as possible. We will share what we know, acknowledge what we don't, and explain what comes next.

Associate FAQ

AvalonBay Communities & Equity Residential Merger of Equals

Updated: Current as of 6.18.26

24. How does this help us build more housing?

The combined company will be one of the most active developers of new rental housing in the country, with thousands of apartment homes currently under construction and a strong development pipeline. The need for more housing is a growing challenge across the country, and communities need experienced, responsible developers to help address it. By combining, we will have more capacity to build more homes in our markets.

25. What does this mean for the communities we serve?

Both companies have long histories as long-term owners, not short-term operators. The combined company will continue to:

•	Re-invest in our properties and neighborhoods

•	Deepen partnerships with local governments and housing organizations

•	Expand efforts in affordability and community engagement

Greater scale gives the organization more ability to show up in the communities where we operate.

26. How will residents be informed of the announcement?

An email went out to all AvalonBay and Equity Residential residents on announcement day, and a toolkit was shared with community teams to aid potential resident inquiries. Residents' lease terms and day-to-day experience are not affected by this announcement.

27. Who will lead the combined company? Where will our headquarters be?

Ben Schall will serve as CEO of the combined company. The combined company will have dual headquarters in Arlington, VA and Chicago, IL, which is where Equity Residential is based.

Additional details related to leadership and organizational structure will be shared as they are finalized, but leadership roles in the combined company will draw on leaders from each of the respective organizations. In the meantime, existing leaders continue to run the business, decisions will be communicated directly, and managers will receive guidance before teams are asked to absorb changes.

Associate FAQ

AvalonBay Communities & Equity Residential Merger of Equals

Updated: Current as of 6.18.26

28. What should I say if someone outside the company asks me about the merger?

It’s best to:

•	Refer to the public announcement

•	Not speculate or share nonpublic information

•	Direct media or investor inquiries to the appropriate teams

Your manager can help if you’re unsure how to respond.

29. Where can I ask questions or share concerns?

We want to hear from you. You can:

•	Raise questions with your manager or HR contact

•	Submit questions through the anonymous feedback form

•	Participate in upcoming meetings and listening sessions

Your feedback will help shape how we move forward together.

Thank you for taking the time to read through this information. We appreciate your professionalism, your care for our residents, and your support for one another.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, which are based on current expectations, estimates and projections about the industry and markets in which AvalonBay Communities, Inc. (“AvalonBay”) and Equity Residential operate, as well as beliefs and assumptions of AvalonBay and Equity Residential. Words such as “anticipate,” “become,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “shall,” “should,” “will,” or “would,” including variations of such words and similar expressions, are intended to identify forward-looking statements. All statements that address operating performance, events or developments that AvalonBay and Equity Residential expects or anticipates will occur in the future are forward-looking statements, including statements relating to any possible transaction between AvalonBay and Equity Residential, multifamily market conditions, development, redevelopment, acquisition or disposition activity, general conditions in the geographic areas where AvalonBay and Equity Residential operate and AvalonBay’s and Equity Residential’s respective debt, capital structure and financial position. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other factors that are difficult to predict and may cause the actual results to differ materially from future results expressed or implied by such forward-looking statements.

Associate FAQ

AvalonBay Communities & Equity Residential Merger of Equals

Updated: Current as of 6.18.26

Important factors, risks and uncertainties that could cause actual results to differ materially from such plans, estimates or expectations include but are not limited to: (i) the parties’ ability to complete the proposed transaction on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to AvalonBay’s and Equity Residential’s ability to obtain the required respective stockholder approval, and the parties’ ability to satisfy the other conditions to consummating the proposed transaction; (ii) the inability to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction; (iii) the risk that AvalonBay’s and Equity Residential’s businesses will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; (iv) significant transaction costs and/or unknown or inestimable liabilities; (v) potential litigation relating to the proposed transaction that could be instituted against AvalonBay, Equity Residential or their trustees, directors, managers or officers, including resulting expense or delay and the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction, including diverting the attention of AvalonBay and Equity Residential management from ongoing business operations, will harm AvalonBay’s and Equity Residential’s businesses during the pendency of the proposed transaction or otherwise; (vii) certain restrictions during the pendency of the business combination that may impact AvalonBay’s and Equity Residential’s ability to pursue certain business opportunities or strategic transactions; (viii) the possibility that the business combination may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including in circumstances requiring AvalonBay and Equity Residential to pay a termination fee; (x) the effect of the announcement of the proposed transaction on the ability of AvalonBay and Equity Residential to operate their respective businesses and retain and hire key personnel, and to maintain favorable business relationships; (xi) risks related to the market value of Equity Residential common shares to be issued in the proposed transaction; (xii) other risks related to the completion of the proposed transaction and actions related thereto; (xiii) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination or otherwise that could affect AvalonBay’s and Equity Residential’s financial performance; (xiv) other risks related to the completion of the proposed transaction and actions related thereto; (xv) legislative, regulatory and economic developments, including the level of new multifamily communities construction and development, government regulations and competition; (xvi) unpredictability and severity of local, regional, national and international economic, political and catastrophic climates, conditions and events, including but not limited to acts of terrorism, outbreaks of war or hostilities or pandemics, as well as management’s response to any of the aforementioned factors; (xvii) changes in global financial markets, interest rates and foreign currency exchange rates; (xviii) increased or unanticipated competition affecting AvalonBay’s and Equity Residential’s properties; (xix) risks associated with acquisitions, dispositions, development and redevelopment of properties; (xx) increased costs of labor and construction material; (xxi) maintenance of real estate investment trust status, tax structuring and changes in income tax laws and rates; (xxii) environmental uncertainties, including risks of natural disasters; (xxiii) those risks and uncertainties set forth in AvalonBay’s and Equity Residential’s Annual Reports on Form 10-K for the year ended December 31, 2025 under the headings “Forward-Looking Statements” and “Risk Factors,” as such risk factors may be amended, supplemented or superseded from time to time by other reports filed by AvalonBay and Equity Residential, as the case may be, with the Securities and Exchange Commission (the “SEC”) from time to time, which are available via the SEC’s website at www.sec.gov; and (xxiv) those risks that will be described in the Registration Statement and Joint Proxy Statement/Prospectus (each as defined below) that will be filed with the SEC in connection with the proposed transaction and available from the sources indicated below. There can be no assurance that the proposed transaction will be completed, or if it is completed, that it will close within the anticipated time period. These factors should not be construed as exhaustive and should be read in conjunction with the other forward-looking statements. Forward-looking statements relate only to events as of the date on which the statements are made. Neither AvalonBay nor Equity Residential undertakes any obligation to publicly update or review any forward-looking statement except as required by law, whether as a result of new information, future developments or otherwise. If one or more of these or other risks or uncertainties materialize, or if AvalonBay’s and Equity Residential’s underlying assumptions prove to be incorrect, AvalonBay’s, Equity Residential’s and the combined company’s actual results may vary materially from what AvalonBay and Equity Residential may have expressed or implied by these forward-looking statements. AvalonBay and Equity Residential caution not to place undue reliance on any of AvalonBay’s or Equity Residential’s forward-looking statements. Furthermore, new risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect AvalonBay or Equity Residential.

Associate FAQ

AvalonBay Communities & Equity Residential Merger of Equals

Updated: Current as of 6.18.26

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information and Where to Find It

In connection with the proposed transaction between AvalonBay and Equity Residential, Equity Residential intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement of AvalonBay and Equity Residential that also constitutes a prospectus of Equity Residential (the “Joint Proxy Statement/Prospectus”). A definitive Joint Proxy Statement/Prospectus will be mailed to AvalonBay’s stockholders and Equity Residential’s shareholders seeking their respective approval of the proposed transaction and other related matters. Each of AvalonBay and Equity Residential may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement, Joint Proxy Statement/Prospectus or any other document that AvalonBay and Equity Residential (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF AVALONBAY AND Equity Residential ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS WHEN THEY BECOME AVAILABLE WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when they become available) and other documents filed with the SEC by AvalonBay and Equity Residential, which contain important information, through the website maintained by the SEC at www.sec.gov. The documents filed by AvalonBay with the SEC may be obtained free of charge by accessing the “Investor” section of AvalonBay’s website at www.avalonbay.com or by writing to AvalonBay, 4040 Wilson Blvd., Suite 1000, Arlington, Virginia 22203, Attention: Corporate Secretary (Legal Department) or by email at investor_relations@avalonbay.com. The documents filed by Equity Residential with the SEC may be obtained free of charge by accessing “Filings – SEC Filings” in the “Investor” section of Equity Residential’s website at www.equityapartments.com, by writing to Equity Residential – Investor Relations, Two North Riverside Plaza, Suite 500, Chicago, Illinois 60606, by telephone at 1-888-879-6356 or by email at investorrelations@eqr.com.

Associate FAQ

AvalonBay Communities & Equity Residential Merger of Equals

Updated: Current as of 6.18.26

Participants in the Solicitation

AvalonBay, Equity Residential, and certain of their respective trustees, directors and executive officers may be deemed to be participants in the solicitation of proxies from AvalonBay’s and Equity Residential’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of AvalonBay, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in AvalonBay’s proxy statement for its 2026 Annual Meeting of Stockholders under the headings “Director Nominees,” “Transactions with Related Persons, Promoters and Certain Control Persons,” “Director Compensation,” “Director Compensation Table,” “Compensation Discussion and Analysis,” “Executive Compensation Tables” and “Officers, Stock Ownership and Other Information,” which was filed with the SEC on April 6, 2026, and in AvalonBay’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 27, 2026. Information about the trustees and executive officers of Equity Residential, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Equity Residential’s proxy statement for its 2026 Annual Meeting of Shareholders under the headings “Biographical Information and Qualifications of Trustees,” “Biographical Information of Executives,” “Common Share Ownership of Trustees and Executives,” “Compensation Discussion and Analysis,” “Executive Compensation” and “Trustee Compensation,” which was filed with the SEC on April 14, 2026, and in Equity Residential’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 13, 2026. To the extent holdings of AvalonBay’s securities by its directors and executive officers have changed since the amounts set forth in AvalonBay’s definitive proxy statement for its 2026 Annual meeting of Stockholders or the holdings of Equity Residential’s securities by its trustees or executive officers have changed since the amounts set forth in Equity Residential’s definitive proxy statement for its 2026 Annual Meeting of Shareholders, such changes have been or will be reflected on an Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5, in each case filed with the SEC and available on the SEC’s website at www.sec.gov. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors and security holders should read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they become available before making any voting or investment decisions. Investors may obtain free copies of these documents from AvalonBay or Equity Residential using the sources indicated above.